Exhibit 99.1

On March 10, 1999, the Registrant issued the following press release:


"FOR IMMEDIATE RELEASE:
March 10, 1999

Media Contacts:
Navidec Inc.
Andrea Pearson
Andy Mountain
800.797.7565

Broker Contact:
TKO International
Len Turano
303.850.7896

    Navidec and Netscape Team to Implement Netscape s Advanced
                  Messaging Platform for Verio

    New business generates nearly $1.5 million for Navidec's
                    NetSolutions Group

DENVER   Internet solutions developer Navidec Inc. (Nasdaq:
NVDC), today announced the sale of licenses for Netscape's advanced messaging platform to Verio Inc., the world's largest domain-based web hosting company. The project, worth nearly $1.5 million, is part of Netscape's recently announced contract with Verio to offer the Netscape messaging platform to customers. Navidec's professional services team will also assist Netscape in the implementation of the new platform.
The Netscape advanced messaging platform enhances the ability to store, backup and manage business customers e-mail and large file attachments in a cost-effective and secure manner. Additionally, Netscape's virtual office technology provides global e-mail access from any web browser.

Participating in such a high-profile project speaks to our aptitude and ability to successfully implement complex ISP solutions, said Ralph Armijo, Navidec's president and CEO. Our partnerships with key technology companies like Netscape help Navidec continue expanding its client base to increasingly successful organizations like Verio.

Navidec's status as the only Premier Netscape Solution Expert in Colorado played an essential role in establishing its relationship with Verio. With this relationship, Verio will purchase the Netscape software licenses through Navidec and Navidec will help Netscape implement the software and its supporting architecture.

Navidec Inc., based in Englewood, Colorado, is a leading national provider of products and solutions that use web-based technologies to achieve its customers' business objectives. From commercial web site development to the design and implementation of intranet and extranet applications and tools, Navidec helps customers develop successful online solutions. Navidec's premier vertical market focus is on the automotive industry with its USWheels.com, CarWizard.com and LeaseSource.com web sites. Navidec partners with Bank One and regional media outlets to produce USWheels.com web sites in markets nationwide. The company's web site address is www.navidec.com.

                                  # # #

All statements in this press release, other than historical facts, are forward looking statements. These statements are based on certain assumptions and analyses made by Navidec in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstance. Such statements are subject to a number of risks and uncertainties, including general and economic business conditions competitive services and pricing, new service development, and the delivery of services under existing contracts. Those filings are available online at www.freeedgar.com."